Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Deborah O’Neal-Johnson

Re:	Mutual Fund & Variable Insurance Trust (“Registrant”) File Nos. 033-11905; 811-05010

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on July 10, 2024 with regard to Post-Effective Amendment No. 221 under the Securities Act of 1933, as amended, and Amendment No. 222 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-24-002920), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2024 (the “Amendment”), relating to the registration of Rational/RGN Hedged Equity Fund, a series of the Registrant (the “Fund”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

Ms. Deborah O’Neal-Johnson U.S. Securities and Exchange Commission August 2, 2024 Page 2

Prospectus

Fee Table

1.	Comment: There is a footnote number (3) but it is not associated with corresponding line item in the fee table itself. Please reconcile.

Response:	The Registrant has revised the fee table accordingly.

2.	Comment: Since the Fund’s principal investment strategy includes investment in ETFs, please keep in mind that if AFFE is more than one basis point there needs to be a dedicated line item for AFFE.

Response:	The Registrant acknowledges the Staff’s comment and has revised the fee table accordingly.

3.	Comment: Footnote number (4) includes short sale dividends and interest expense as being excluded from the contractual fee waiver. Please keep in mind that any such amounts need to be included in the fee table.

Response:	The Registrant acknowledges the Staff’s comment and confirms that projected short sale dividends and interest expense is zero.

4.	Comment: Footnote number (4) states that the contractual fee waiver expires April 30, 2025. To include the fee waiver in the summary prospectus, the expiration date needs to be at least one year from the effective date of the Registration Statement. Please update accordingly.

Response:	The Registrant has revised the date accordingly and confirms that the expiration of the contractual fee waiver is more than one year from the date of the Registration Statement’s effective date.

Principal Investment Strategies – Wholly-owned Subsidiary

5.	Comment: Please confirm that the subsidiary and its board of directors will agree to designate a registered agent for service of process in the U.S.

Response:	The Registrant confirms that the subsidiary will have a designated registered agent for service of process in the U.S.

6.	Comment: Please confirm that the management fee, including any performance fees, and expenses of the subsidiary will be included be included in the management fee and expenses of the Fund.

Ms. Deborah O’Neal-Johnson U.S. Securities and Exchange Commission August 2, 2024 Page 3

Response:	The Registrant confirms that all of the subsidiary’s fees and expenses will be consolidated with that of the Fund.

Principal Investment Risks

7.	Comment: The Principal Risks are listed alphabetically. Please consider the SEC Staff’s request that the Principal Risks be listed in order of importance.

Response:	The Fund’s principal investment risks are presented in alphabetical order because the Registrant believes that the materiality of each such risk is dynamic and subject to changing market conditions. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael O’Hare at (215) 564-8198.

Very truly yours,

/s/ Shawn A. Hendricks

Shawn A. Hendricks